As filed with the Securities and Exchange Commission on May 25, 2005
                                          Registration Statement No. 333-124252

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                          Pre-Effective Amendment No. 1
                                       to
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -------------------------

                         HANDY HARDWARE WHOLESALE, INC.
               (Exact name of Registrant as specified in charter)

       Texas                     8300 Tewantin Drive            74-1381875
(State of Incorporation)        Houston, Texas  77061        (I.R.S. Employer
                                   (713) 644-1495           Identification No.)
                        (Address and telephone number of
                    Registrant's principal executive offices)
                            -------------------------


      Don Jameson                                            Copy to:
President and Chief Executive Officer                     Lee Thompson
  Handy Hardware Wholesale, Inc.                      Jenkens & Gilchrist,
    8300 Tewantin Drive                             A Professional Corporation
   Houston, Texas  77061                            1401 McKinney, Suite 2600
    (713) 644-1495                                     Houston, Texas 77010

            (Name, address and telephone number of agent for service)
                            -------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                              Calculation of Registration Fee

--------------------------- -------------------- ----------------------- ---------------------- -----------------------
 Title of Each Class of       Amount to be         Proposed Maximum       Proposed Maximum           Amount of
    Securities to be           Registered         Offering Price Per     Aggregate Offering       Registration Fee
       Registered                                        Unit                   Price
=========================== ==================== ======================= ====================== =======================
Class A Common Stock,              3,500                 $100                  $350,000               $  41.19
$100 par  value

Class B Common Stock,             25,000                 $100                $2,500,000               $ 294.25
$100 par value

Preferred Stock, $100             25,000                 $100                $2,500,000               $ 294.25
par value
--------------------------- -------------------- ----------------------- ---------------------- -----------------------
TOTAL                             53,500                                     $5,350,000               $ 629.69
--------------------------- -------------------- ----------------------- ---------------------- -----------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

HANDY HARDWARE WHOLESALE, INC.

                              CROSS-REFERENCE SHEET
                  Between Items of Form S-2 and the Prospectus



    Item No.                                                    Prospectus Caption
    --------                                                    ------------------
1.  Forepart of the Registration  Statement and Outside
    Front Cover Page of Prospectus..........................    Cover Page

2.  Inside  Front  and  Outside  Back  Cover  Pages  of
    Prospectus..............................................    Table of Contents

3.  Summary  Information,  Risk  Factors  and  Ratio of
    Earnings to Fixed Charges...............................    The   Company;   The   Offering;   Ratio  of
                                                                Earnings  to  Combined   Fixed  Charges  and
                                                                Preferred Stock Dividend Requirements

4.  Use of Proceeds.........................................    Cover Page; Use of Proceeds

5.  Determination of Offering Price.........................    Determination of Offering Price

6.  Dilution................................................    Inapplicable

7.  Selling Security Holders................................    Inapplicable

8.  Plan of Distribution....................................    Plan of Distribution

9.  Description of Securities to be Registered..............    Dividend  Policy;   Description  of  Capital
                                                                Stock

10. Interests of Named Experts and Counsel..................    Inapplicable

11. Information with Respect to the Registrant..............    Where  You Can Find  More  Information;  The
                                                                Company;   Description   of  Capital  Stock;
                                                                Incorporation of Documents by Reference

12. Incorporation of Certain Information by Reference.......    Incorporation of Documents by Reference

13. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities..........    Indemnification of Directors and Officers


     The informtion in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS

                    Subject to Completion, dated May 25, 2005

                         HANDY HARDWARE WHOLESALE, INC.

                           3,500  Shares of Class A Common Stock
                          25,000  Shares of Class B Common Stock
                          25,000  Shares of Preferred Stock


     Only member-dealers of Handy Hardware Wholesale, Inc. may purchase the securities offered by this prospectus. No active trading market exists for any class of our stock, and we do not anticipate that any trading market will develop in the future. We are offering these securities without an underwriter. No sales commission will be paid. Our estimated expenses for this offering total $24,800. The following table shows a breakdown of the offering:

                                  Number          Per Share
    Class of Securities         of Shares      Price to Public      Proceeds to Handy
    -------------------         ---------      ---------------      -----------------
    Class A Common Stock          3,500              $100               $ 350,000

    Class B Common Stock          25,000             $100              $ 2,500,000

      Preferred Stock             25,000             $100              $ 2,500,000
                                                                       -----------
                                                                       $ 5,350,000
                                                                       ===========

     Only holders of Class A Common Stock have voting rights. No dividends have ever been paid on Class A or Class B Common Stock. The holders of preferred stock receive a cumulative annual dividend as declared by our board of directors. This dividend is the only form of return on stock investment in Handy.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                                 _________, 2005

                                Table of Contents

THE COMPANY................................................................   3

THE OFFERING...............................................................   3

USE OF PROCEEDS............................................................   3

DIVIDEND POLICY............................................................   4

DETERMINATION OF OFFERING PRICE............................................   4

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
 STOCK DIVIDEND REQUIREMENTS...............................................   5

PLAN OF DISTRIBUTION.......................................................   6

DESCRIPTION OF CAPITAL STOCK...............................................   8

SUMMARY OF DEALER CONTRACT.................................................   9

LEGAL MATTERS..............................................................  10

EXPERTS....................................................................  10

WHERE YOU CAN FIND MORE INFORMATION........................................  10

INCORPORATION OF DOCUMENTS BY REFERENCE....................................  10



                              --------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any other information. If you receive unauthorized information you should not rely on it. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                                   THE COMPANY

     In 1961 thirteen independent hardware dealers formed Handy to provide warehouse facilities and purchasing services to independent hardware dealers. By forming Handy, these independent hardware dealers obtained better buying power. We refer to these independent hardware dealers as our member-dealers. We are owned entirely by our member-dealers. Each member-dealer signs a dealer contract in which the member-dealer agrees to buy some or all of its merchandise from us. In addition, each member-dealer enters into a stock subscription agreement to purchase our stock. These stock subscriptions provide us with capital. This prospectus covers stock to be sold to our member-dealers as part of their purchases of merchandise. For more detail, see "Plan of Distribution" on page 6. As of March 31, 2005, our 1,155 member-dealers owned hardware stores in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Colorado, New Mexico, Tennessee, Mexico and Central America.

     To service our member-dealers, we maintain a central warehouse and office facility in Houston, Texas. In addition, we lease power units which haul our owned and leased trailers to deliver merchandise to our member-dealers. We charge member-dealers our cost for merchandise plus a markup charge, resulting generally in a lower price than member-dealers can obtain on their own. For a more detailed description of operations, see Items 1 and 2 on pages 1-4 of our 2004 Annual Report on Form 10-K incorporated herein by reference.

     Our principal executive office is located at 8300 Tewantin Drive, Houston, Texas 77061, telephone (713) 644-1495.

                                  THE OFFERING

Securities offered               3,500 shares of Class A Common Stock
                                25,000 shares of Class B Common Stock
                                25,000 shares of Preferred Stock

Price of each share offered     $100

Use of proceeds                 Purchases of inventory and upgrades of computer
                                equipment, company cars, and warehouse and office equipment

Period of Offering              Until April 30, 2007

                                 USE OF PROCEEDS

     We will receive gross offering proceeds of up to $5,350,000 from the sale of these securities. We expect to use proceeds from the offering in the following manner and priority:

             $ 4,805,000   for inventory purchases;
             $   250,000   for computer upgrades;
             $   125,000   for office furniture and equipment upgrades.
             $   120,000   for company cars upgrades;
             $    50,000   for warehouse equipment expansion and upgrades; and

If we receive gross offering proceeds of less than $5,350,000, we will use our working capital as well as third party financing to fund the remaining cost of the purchases listed above.

                                 DIVIDEND POLICY

     Our Articles of Incorporation require us to pay a dividend on our outstanding preferred stock. Each year our board declares the dividend amount, which must range from 7 to 20% of the $100 paid per share by member-dealers to purchase their preferred stock. The dividend is paid only to stockholders who own preferred stock on January 31 of each year. We prorate the dividend paid if a stockholder has owned preferred stock for less than one year. From year to year the dividend amount depends upon our earnings, capital requirements and financial condition. The table below shows preferred stock dividends paid over the past five years as a percentage of the $100 purchase price per share.

                                 2001 --   10%
                                 2002 --    7%
                                 2003 --    7%
                                 2004 --    7%
                                 2005 -- 7.25%

     We have never paid a cash dividend on either class of our common stock, and we do not anticipate doing so in the future. Our goal is to provide our member-dealers with low cost, quality merchandise to increase the member-dealers' profits. To do so, we attempt to keep our gross profit from merchandise sales at a relatively low and constant level. With the exception of funds needed to pay preferred stock dividends, we traditionally retain all earnings to finance the development and growth of our business.


                         DETERMINATION OF OFFERING PRICE

     Because no active trading market exists for any class of our stock, we have always set our stock's offering price at $100 per share, its par value. For more information regarding the market for our shares, see "Market for Registrant's Common Equity and Related Stockholder Matters" on pages 4-5 of our 2004 Annual Report on Form 10-K incorporated herein by reference.

     To our knowledge, only two forms of secondary trading in our securities exist. Stock may be transferred from one member-dealer to another, or we may repurchase shares at a price of $100 per share from retiring member-dealers or from overinvested member-dealers. For more information regarding our repurchase of shares, see "Note 8 - Stockholders' Equity" on page 27 of our 2004 Annual Report on Form 10-K incorporated herein by reference and "Plan of Distribution - Repurchases from Overinvested Member-Dealers" page 8 of this prospectus.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table shows our ratio of earnings to combined fixed charges and preferred stock dividend requirements for the last five fiscal years. "Earnings" include pretax earnings from continuing operations, plus fixed charges. "Fixed charges" include interest expense, the portion of rental expense attributable to interest, and amortization of debt expense. "Preferred stock dividend requirements" cover the amount of pre-tax earnings required to pay preferred stock dividends. For the years 2000, 2002, 2003 and 2004 our earnings exceeded our combined fixed charges and preferred stock dividend requirements. In 2001 our earnings were $452,249 less than our combined fixed charges and preferred stock dividend requirements.



                                             2000               2001             2002             2003              2004
                                       ---------------    ---------------   ---------------   ---------------   ---------------
Earnings

Pretax Earnings                        $    1,103,351     $      541,090    $      911,933    $    1,365,030    $    1,752,808
  Plus: Fixed Charges                         222,124            262,414           324,291           273,482           281,302
                                       ---------------    ---------------   ---------------   ---------------   ---------------
         Total Earnings                $    1,325,475     $      803,504    $    1,236,224    $    1,638,512    $    2,034,110
                                       ===============    ===============   ===============   ===============   ===============

Fixed Charges

Interest Expense                       $       87,179     $      152,547    $      159,485    $      83,324    $       87,030
Rental Expense                                134,945            109,867           164,806          190,158           194,272
Amortization of Debt Expense                      -0-                -0-               -0-              -0-               -0-
                                       ---------------    ---------------   ---------------   ---------------   ---------------
         Total Fixed Charges                  222,124            262,414           324,291          273,482           281,302

Preferred Stock Dividend
  Requirements                                915,508            993,339           792,716          819,052           894,881
                                       ---------------    ---------------   ---------------   ---------------   ---------------

         Combined Fixed
          Charges and Preferred
          Stock Dividend
          Requirements                 $    1,137,632     $    1,255,753    $    1,117,007    $   1,092,534    $    1,176,183
                                       ===============    ===============   ===============   ===============   ===============


Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividend Requirements                    1.17               0.64              1.11             1.50              1.73
                                       ===============    ===============   ===============   ===============   ===============


                              PLAN OF DISTRIBUTION

     Only our member-dealers may purchase the securities offered by this prospectus. We deliver this prospectus to each member-dealer and any potential member-dealer. We are offering these securities in a continuous offering through April 30, 2007, unless we extend the offering until a later date.

     All new member-dealers must enter into our stock subscription agreement. The stock subscription agreement requires member-dealers to make an initial purchase of our Class A Common Stock, followed by periodic purchases of our Class B Common Stock and preferred stock.

PURCHASE OF CLASS A COMMON STOCK BY NEW MEMBER-DEALERS

     We require each new member-dealer to purchase, for $1,000 cash, 10 shares of Class A Common Stock at $100 per share. We do not permit a member-dealer to purchase more than 10 shares of Class A Common Stock.

PURCHASES OF CLASS B COMMON STOCK AND PREFERRED STOCK BY MEMBER-DEALERS

     Process for Collecting Funds from Member-Dealers to Purchase Class B Common Stock and Preferred Stock.

     We prepare a semi-monthly statement for each member-dealer stating that member-dealer's total merchandise purchases made during the preceding half month. Total merchandise purchases include both the member-dealer's warehouse purchases from our inventory and that member-dealer's purchases directly from the manufacturer that are billed through us. An additional charge equal to 2% of the member-dealer's warehouse purchases from our inventory is invoiced on each statement. Our board may, but traditionally does not, include the amount of purchases made by a member-dealer directly from the manufacturer when adding the 2% charge. We accumulate the funds from this 2% charge for each member-dealer to use for its purchase of Class B Common Stock and preferred stock. When a member-dealer's accumulated funds total at least $2,000, we apply $2,000 to the purchase of 10 shares of Class B Common Stock and 10 shares of preferred stock and retain any amounts above $2,000 until the accumulated amounts again equal the $2,000 required for additional purchases.

     Formula  for   Calculating  the  Desired  Stock  Ownership  Level  of  Each
Member-Dealer.

     In April of each year, we calculate each member-dealer's desired stock ownership level, which must be at least $10,000. We base each member-dealer's desired stock ownership level on the amount of its total merchandise purchases made during the previous calendar year. The formula for calculating a member-dealer's desired stock ownership level compares the member-dealer's actual stock ownership as of December 31 of the previous year to that member-dealer's total merchandise purchases made from January 1 to December 31 of that year. Actual stock ownership includes all shares of Class A Common Stock, Class B Common Stock and preferred stock owned by a member-dealer, with each share valued at its $100 par value. Each member-dealer's desired stock ownership level is calculated based on the applicable formula set forth in the following table:

            Actual Stock                                           Formula for Calculating
              Ownership                                         Desired Stock Ownership Level
---------------------------------------------------------------------------------------------------------------------
$1 to $31,249                               $1.00 for every $ 8.00 of total purchases

$31,250 to $56,249                          $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                                       +    $1.00 for every $10.00 of total purchases over $250,000

$56,250 to $74,999                          $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                                       +    $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                                       +    $1.00 for every $13.33 of total purchases over $500,000

$75,000 to $87,499                          $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                                       +    $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                                       +    $1.00 for every $13.33 of total purchases from $500,001 to $750,000
                                       +    $1.00 for every $20.00 of total purchases over $750,000

$87,500 and above                           $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                                       +    $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                                       +    $1.00 for every $13.33 of total purchases from $500,001 to $750,000
                                       +    $1.00 for every $20.00 of total purchases from $750,001 to $1,000,000
                                       +    $1.00 for every $40.00 of total purchases over $1,000,000


  Example of How to Calculate a Member-Dealer's Desired Stock Ownership Level.

     On December 31, a member-dealer's actual stock ownership totaled $32,000 and total merchandise purchases made from January 1 to December 31 amounted to $300,000. For the first $250,000 of total merchandise purchases, the member-dealer should own $1.00 of stock for each $8.00 of total merchandise purchases, or $31,250. For the remaining $50,000 of total merchandise purchases, the member-dealer should own an additional $1.00 of stock for each $10.00 of total merchandise purchases, or $5,000, for a total desired stock ownership of $36,250 [$31,250 plus $5,000]. The member-dealer's desired stock ownership level of $36,250 is $4,250 higher than the member-dealer's actual stock ownership of $32,000 on December 31. Thus, we will require this member-dealer to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year using the funds we collect from the 2% charges on this member-dealer's semi-monthly invoice statement.

     When Actual Stock Ownership is Less than Desired Stock Ownership

     In April of each year, we calculate the desired stock ownership level for each member-dealer. If we determine that a member-dealer's actual stock ownership on the previous December 31 was less than its desired stock ownership level, then starting in April we will begin to collect funds for the member-dealer's purchase of additional Class B Common Stock and preferred stock. We collect these funds by adding the 2% charge described above to the member-dealer's semi-monthly invoice statements. We will continue to collect these funds for one year until the next March 31, even if the member-dealer attains its desired stock ownership level before March 31. Until funds for a member-dealer total $2,000 and are applied to purchase Class B Common Stock and preferred stock, we use that member-dealer's funds for working capital. If during a year a member-dealer does not purchase any warehouse inventory and their stock ownership level is less than the desired level, during that year the member-dealer will not be charged 2% and will not purchase any Class B Common Stock or preferred stock.

     When Actual Ownership is Greater than Desired Ownership.

     If a member-dealer's actual stock ownership at year-end is equal to or exceeds its desired stock ownership level, it is overinvested and is not required to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year. However, a member-dealer may voluntarily continue to make additional purchases of Class B Common Stock and preferred stock by paying to us amounts equal to 2% of the member-dealer's warehouse purchases invoiced on each semi-monthly statement.

     Repurchases from Overinvested Member-Dealers.

     Since 1991, we have offered to repurchase Class B Common Stock and preferred stock from member-dealers whose actual stock ownership has exceeded their desired stock ownership level by $4,000 or more. Each year we offer to repurchase one-fourth of the member-dealer's excess amount at that time, equally divided between shares of Class B Common Stock and preferred stock. We repurchase the shares for their initial sales price of $100 per share. See page 5 of our 2004 Annual Report on Form 10-K incorporated herein by reference.

     We intend to continue offering to repurchase from member-dealers overinvested amounts eligible for repurchase. Our ability to make such repurchases, however, will depend upon our future results of operations, liquidity, capital needs and other financial factors. We cannot assure you that repurchase offers will take place in the future, or if so, in what amounts or over what time periods.

EXISTING MEMBER-DEALERS WHO OPEN NEW STORES

     If a member-dealer opens an additional store, we will treat the new store, also known as a member-dealer affiliate, as a new member-dealer. However, we require the member-dealer affiliate to make an initial purchase of 10 shares of preferred stock rather than 10 shares of Class A Common Stock. We treat the member-dealer affiliate as an entirely separate entity when determining required Class B Common Stock and preferred stock purchases. We calculate a separate desired stock ownership level for the member-dealer affiliate, and the member-dealer affiliate has its own account for its funds to be used to purchase Class B Common Stock and preferred stock.

MANNER OF OFFERING

     We will offer and sell the securities offered in this prospectus in the states of Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Colorado, Tennessee and New Mexico, as well as in Mexico, Central America and any additional states or territories in which we determine to do business. Employees who are licensed to sell securities in those states or any additional state in which we determine to do business, or employees who are exempt from licensing requirements, will sell these securities. We have not employed, and we do not intend to employ, an underwriter for this offering nor will we pay discounts or commissions in making these sales of shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our Articles of Incorporation currently authorize us to issue 30,000 shares of Class A Common Stock, 200,000 shares of Class B Common Stock and 200,000 shares of preferred stock, each with a $100 par value per share. The number of shares outstanding of each of our classes of stock as of March 31, 2005 was 10,250 shares of Class A Common Stock, 88,749 shares of Class B Common Stock, and 91,369.25 shares of preferred stock.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     Class A common stockholders must engage in the retail sale of goods and merchandise. No member-dealer may own more than 10 shares of Class A Common Stock. When we submit matters for shareholder vote, a member-dealer receives one vote for each share of Class A Common Stock it owns. At each annual meeting, our Class A common stockholders elect three directors, each to serve a three year term, and one additional director to serve a one year term as both a director and as President. Our Bylaws currently require our board to consist of a minimum of eight directors and a maximum of ten directors. The directors are divided into three classes as nearly equal in number as possible, with the term of office of one class of directors expiring each succeeding year. Class B common stockholders may not vote on matters submitted to a shareholder vote, except as required by the Texas Business Corporation Act or in the unusual circumstances of matters which would change their rights as shareholders.

     Class A and Class B common stockholders have no preemptive rights to purchase any securities. Upon the liquidation and distribution of our assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets. As of March 31, 2005, there were 993 holders of record of Class A Common Stock and 999 holders of record of Class B Common Stock.

     Class A common stockholders must offer to sell their shares to us before selling them to a third person. Class A common stockholders may only sell their Class A shares as part of withdrawing as a member-dealer. We do not restrict transfer of Class B Common Stock. We believe that member-dealers or former member-dealers own all shares of our Class A Common Stock and member-dealers, former member-dealers or member-dealer affiliates own all shares of our Class B Common Stock.

PREFERRED STOCK

     Each year preferred stockholders are entitled to receive cumulative dividends. According to our Articles of Incorporation, our board declares these dividends, which must range from 7 to 20% of the $100 purchase price per share. Each share of preferred stock has a $100 per share liquidation value. The preferred stock dividend is the only form of return on stock investment in Handy. Preferred stockholders are not entitled to vote on matters submitted to a vote of shareholders, except as required by the Texas Business Corporation Act or in the unusual circumstances of matters which would change their rights as shareholders. Preferred stockholders may not convert their shares to common stock. However, our board, at its option, may vote to redeem these shares in exchange for $100 per share and all accrued unpaid dividends. We have no obligation to redeem the preferred stock or provide for a sinking fund for the redemption of such shares.

     We do not restrict the transfer of preferred stock. However, we believe that member-dealers, former member-dealers or member-dealer affiliates own all shares of our preferred stock. As of March 31, 2005, there were 1,032 holders of preferred stock.

                           SUMMARY OF DEALER CONTRACT

     We require each member-dealer to enter into a dealer contract with us. Under the dealer contract, we agree to sell merchandise and furnish services to the member-dealer at our cost, plus freight costs and a mark up charge. We sell the merchandise to each member-dealer f.o.b. our warehouse. Our trucks or common carriers deliver merchandise at charges we set. We also agree to permit the member-dealer to use the trade name "Handy Hardware Store" and agree to make available signs, a general catalog and other materials to the member-dealer for its operation as a Handy Hardware Store.

     Under the dealer contract, the member-dealer agrees to enter into a stock subscription agreement to purchase our securities. In addition, the dealer contract requires the member-dealer to pay an initial service charge, currently set at $200, to defray part of the costs of establishing their new account. The member-dealer must maintain in confidence all materials we provide and, upon termination of the dealer contract, must return all materials we have furnished. The member-dealer also agrees to order merchandise from us, to pay all invoices when due and to attend trade shows and other member-dealer meetings. Either we or the member-dealer may cancel the dealer contract upon 60 days notice. See Exhibits 10.1, 10.2 and 10.9 to our 2004 Annual Report on Form 10-K incorporated herein by reference.

                                  LEGAL MATTERS

     The validity of our securities offered in this prospectus has been passed upon by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas.

                                     EXPERTS

     The financial statements included in our 2004 Annual Report on Form 10-K have been examined by Clyde D. Thomas & Company, P.C., independent public accountants, as stated in its consent incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance on such report and on that firm's authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement with the SEC on Form S-2 to register the securities offered in this prospectus. This prospectus is part of such registration statement. As allowed by SEC rules, this prospectus does not contain all the information in the registration statement or in the exhibits to the registration statement.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to include information in this document by "incorporating by reference," which means that we can disclose important information to you by referring to those documents. We incorporate by reference the following documents we have filed with the SEC:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 2004 as filed with the SEC on March 24, 2005

     o Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed with the SEC on May 13, 2005

     o Current Reports on Form 8-K or Form 8-K/A as filed with the SEC on May 19, 2005, May 16, 2005, April 28, 2005, and March 22, 2005

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 has been or will be delivered with this prospectus. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at our headquarters:

                           Handy Hardware Wholesale, Inc.
                           8300 Tewantin Drive
                           Houston, Texas 77061
                           (713) 644-1495
                           Attention: Tina S. Kirbie

                                     PART II


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated offering expenses are:

           SEC registration fee                              $  629.69

           Printing expense                                     670.31

           Legal fees and expenses                           13,500.00

           Blue sky fees and expenses                         7,500.00

           Accounting fees and expenses                       2,500.00
                                                          ------------
           TOTAL                                          $  24,800.00


Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify its officers, directors, employees and agents for expenses and costs incurred in certain proceedings arising out of actions taken in their official capacity only if such persons were acting in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except in relation to matters in which they have been found liable to the corporation, or on the basis that personal benefit was improperly received regardless of whether or not the benefit resulted from action taken in their official capacity. In the case of any criminal proceeding, such persons must also have had no reasonable cause to believe such conduct was unlawful.
Article 2.02-1 further provides that a corporation shall indemnify its officers and directors against reasonable expenses incurred in connection with proceedings arising out of actions taken in their official capacity in which such persons have been wholly successful, on the merits or otherwise, in the defense of such actions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  EXHIBITS.

The following is a list of exhibits filed as part of this registration statement.

         Exhibit
         Number
         -------

         4.1        Specimen  copy of  certificate  representing  Class A Common
                    Stock.

         4.2        Specimen  copy of  certificate  representing  Class B Common
                    Stock.

         4.3        Specimen copy of certificate representing preferred stock.

         4.4 Form of Subscription to Shares of Handy Hardware Wholesale, Inc. for Class A Common Stock, Class B Common Stock and

         Exhibit
         Number
         -------

                    preferred stock. (Filed as Exhibit 4.4 to the Company's Registration Statement No. 33-78556 on Form S-2 as originally filed on May 5, 1994, and incorporated herein by reference.)

   (+)   5.1        Opinion of Jenkens & Gilchrist, A Professional Corporation.

         10.1 Form of Dealer Contract (Alabama, Arkansas, Florida, Louisiana, Oklahoma, Texas, Tennessee, Mexico and Central America). (Filed as Exhibit 10.7 to the Company's Registration Statement No. 33-78556 on Form S-2 as originally filed on May 5, 1994, and incorporated herein by reference.)

         10.2       Form of Dealer  Contract  (Mississippi).  (Filed as  Exhibit
                    10.8 to the Company's Registration Statement No. 33-78556 on Form S-2 as originally filed on May 5, 1994, and incorporated herein by reference.)

         10.3 Amendment and Restatement of Credit Agreement dated April 30, 1996, between Texas Commerce Bank, N.A., and Handy Hardware Wholesale, Inc. (Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference, File No. 0-15708.)

         10.4 Ninth Amendment to Amendment and Restatement of Credit Agreement between Handy Hardware Wholesale, Inc. and JP Morgan Chase Bank, dated April 30, 2004. (Filed as Exhibit
                    10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference, , File No. 0-15708.)

         10.5       Form of Dealer Contract (New Mexico and Colorado)  (Filed as
                    Exhibit 10.12 to the Company's Annual Report and Form 10-K for the year ended December 31, 2000, and incorporated herein by reference, File No. 0-15708.)

   (*)   10.6       Employment  Agreement  between the Company and Jerry  Donald
                    Jameson dated November 13, 2001 (Filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 2001, and incorporated herein by reference, File No. 0-15708.)

   (*)   10.7       Third  Amendment to the  Employment  Agreement,  as amended, between the Company and Jerry Donald Jameson, dated February
                    17, 2005  (Filed as Exhibit  10.18 to the  Company's  Annual
                    Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference, File No. 0-15708.)

         11.1 Statement re computation of per share earnings. (Filed as Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference, File No. 0-15708.)

         12.1 Statements re computation of ratios. (Omitted because sufficiently described in this Registration Statement under "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements" in the Prospectus.)

         13.1 Annual Report to Security Holders. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004 as previously filed with the Commission, File No. 0-15708.)

   (+)   23.1       Consent of Clyde D. Thomas & Company, P.C.

         23.2 Consent of Jenkens & Gilchrist, A Professional Corporation. (Contained in their opinion filed as Exhibit 5.1 hereto.)

         24.1       Powers of Attorney of Directors of the Company.


 (*) Management contract.
 (+) Filed herewith.

Item 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993, as amended (the "1933 Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To deliver or cause to be delivered with the prospectus (or prior to delivery of the prospectus), to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be present by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report on Form 10-Q that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Handy Hardware Wholesale, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas on May 24, 2005.

                                       HANDY HARDWARE WHOLESALE, INC.


                                       /s/ Tina S. Kirbie
                                       ----------------------------------------
                                       Tina S. Kirbie
                                       Chief Financial and Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                   Signature                                    Title                     Date
                   ---------                                    -----                     ----
                                                                President, and Chief
                                                                Executive Officer
            /s/   Don Jameson*                                  and Director               May 24, 2005
            --------------------------------------
                  Don Jameson


                                                                Chief Financial and
            /s/    Tina S. Kirbie                               Accounting Officer         May 24, 2005
            --------------------------------------
                  Tina S. Kirbie


            /s/    Doug Ashy, Jr.*                              Director                   May 24, 2005
            --------------------------------------
                  Doug Ashy, Jr.


            /s/   Terrill Bartlett*                             Director                   May 24, 2005
            --------------------------------------
                   Terrill Bartlett


            /s/    Ken Blackmon*                                Director                   May 24, 2005
            --------------------------------------
                  Ken Blackmon


            /s/    Craig E. Blum*                               Director                   May 24, 2005
            --------------------------------------
                  Craig E. Blum


            /s/    Susie Bracht-Black*                          Director                   May 24, 2005
            --------------------------------------
                  Susie Bracht-Black


            /s/    Suzanne Elliott*                             Director                   May 24, 2005
            --------------------------------------
                  Suzanne Elliott


            /s/    William R. Hill*                             Director                   May 24, 2005
            --------------------------------------
                  William R. Hill


            /s/    Jimmy T. Pate*                               Director                   May 24, 2005
            --------------------------------------
                  Jimmy T. Pate


            /s/    Leroy Welborn*                               Director                   May 24, 2005
            --------------------------------------
                  Leroy Wellborn


*By:  /s/ Tina s. Kirbie
      ------------------
      Attorney-in-fact